UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

LAVA Therapeutics N.V.

(Name of Subject Company)

LAVA Therapeutics N.V.

(Name of Persons Filing Statement)

Common shares, nominal value €0.12 per share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Stephen Hurly

Chief Executive Officer and President

LAVA Therapeutics, N.V.

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 85 016 3100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Katie Kazem

Courtney T. Thorne

Rita Sobral

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by LAVA Therapeutics, N.V., a Dutch public limited liability company (naamloze vennootschap) (“LAVA” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2025 (together with any exhibits attached thereto, as it may be amended or supplemented from time to time, including Amendment No. 1 filed with the SEC on September 3, 2025, Amendment No. 2 filed on October 2, 2025 and this Amendment No. 3, the “Schedule 14D-9”), with respect to the tender offer made by XOMA Royalty Corporation, a Nevada corporation (“Buyer”), to acquire all of the issued and outstanding common shares, nominal value €0.12 per share, of LAVA (the “Shares”) all upon the terms and subject to the conditions as set forth in the Amended and Restated Offer to Purchase, dated October 17, 2025 (together with any subsequent amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on August 15, 2025, by Buyer (as amended or supplemented from time to time, including Amendment No. 1 filed with the SEC on September 3, 2025, Amendment No. 2 filed on September 9, 2025, Amendment No. 3 filed on October 2, 2025 and Amendment No. 4 filed on October 17, 2025).

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 3 is being filed to disclose certain updates as reflected below.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined language and deleting the strikethrough language on page 1 in the section entitled “Tender Offer” with the following:

“This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation (“XOMA” or “Buyer”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for (i) a price per Share of $1.04~~1.16 (the “Base Price Per Share”) plus an additional amount of cash of up to $0.08 per Share (such amount as finally determined in accordance with the Purchase Agreement (as defined below), the “Additional Price Per Share,” and together with the Base Price Per Share,~~ (the “Cash Amount”) plus (ii) one contingent value right (“CVR”) per Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined and further described below), payable subject to any applicable tax withholding and without interest (together with the Cash Amount, the “Offer Consideration”), all upon the terms and subject to the conditions as set forth in the Amended and Restated Offer to Purchase, dated October 17~~August 15~~, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are filed with this Schedule 14D-9, as amended on October 17, 2025, and are incorporated herein by reference.”

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined language and deleting the strikethrough language on page 6 in the section entitled “Arrangements between LAVA and Buyer and Its Affiliates— Form of Contingent Value Rights Agreement” with the following:

“At or prior to the Closing, Buyer expects to enter a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR represents the contractual right to receive a pro rata amount of certain contingent cash payments equal to “CVR Proceeds” calculated as follows:

(i) 100% of the amount by which the Closing Net Cash, adjusted for Permitted Deductions (as defined in the CVR Agreement) made within ninety (90) days following the date on which Closing occurs (the “Closing Date”) exceeds Closing Net Cash, as finally determined pursuant to section 2.01(j)-(n) of the Purchase Agreement;

(ii) (A) 100% of the Net Proceeds (as defined in the CVR Agreement), if any, from any direct or indirect sale, transfer, license or other disposition (each, a “Disposition”) by LAVA, of all or any part of the rights, intellectual property and other assets related to a clinical and preclinical programs, including but not limited to LAVA-1266 (a Disposition described in this clause (i), a “Permitted Disposition”) prior to the Closing or (B) 75% of the Net Proceeds, if any, from any Disposition by the Buyer or any of its affiliates, including LAVA, after the Closing, of all or any part of the CVR Products (as defined below) entered into following the Closing, including during the period beginning on the Closing and ending on the tenth (10th) anniversary of the Closing; ~~and~~

(iii) 75% of the Net Proceeds, in the case of Gross Proceeds (as defined in the CVR Agreement) as payable to Buyer or any of its affiliates, including LAVA (after the Closing) and New TopCo, or is otherwise due to or received by Buyer or any of its affiliates, including LAVA (after the Closing) and New TopCo, in respect of LAVA’s collaborations (i) with Pfizer Inc. (formerly Seagen Inc.) to develop, manufacture and commercialize EGFRd2 (PF-8046052) pursuant to that certain Exclusive License Agreement, by and between Pfizer Inc. and LAVA, dated September 23, 2022, as amended, restated, modified, replaced and novated from time to time (the “Pfizer Collaboration”) and (ii) with Johnson & Johnson (formerly Janssen) for the discovery and development of novel bispecific antibody-based T cell engagers for the treatment of cancer, including JNJ-89853413 pursuant to that certain Research Collaboration and License Agreement, by and between Johnson & Johnson and LAVA, dated May 13, 2020, as amended, restated, modified, replaced and novated from time to time (the “J&J Collaboration”), for the period beginning at the Closing and ending on the 10th anniversary of the Closing~~.~~; and

(iv) 100% of an amount equal to $6,330,000, minus any tax liabilities or other costs or expenses incurred in connection with or related to the Tax Reserve Matter, for the period beginning at the Closing and ending no later than sixty (60) days following the Tax Reserve Confirmation Date (as defined in the CVR Agreement).

Pursuant to the CVR Agreement, (1) “CVR Products” means the Company’s product or product candidates developed or commercialized by the Company, its affiliates or their respective (sub)licensees and known as: (i) EGFRd2 (PF-8046052) or JNJ-89853413, (ii) each other product or product candidate discovered, developed, or commercialized pursuant to an Existing Partnership (as defined in the Purchase Agreement), and (iii) any product, product candidate or other research program being researched or developed by the Company as of the Closing, including the product or product candidate known as LAVA-1266 and (2) “Tax Reserve Matter” means the actions that will be taken with respect to certain tax returns of the Company for certain pre-Closing tax periods, as further described in the CVR Agreement.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined language and deleting the strikethrough language on page 8 in the section entitled “Arrangements between LAVA and Buyer and its Executive Officers and Directors— Outstanding Shares Held by Directors and Executive Officers” with the following:

“The following table sets forth (i) the number of Shares beneficially owned as of October 14~~August 14~~, 2025, by each of LAVA’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding LAVA Options) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the ~~maximum potential~~ Cash Amount of $1.04~~1.24~~ per Share. Any LAVA shareholder that tenders their Shares for purchase pursuant to the Offer will receive the same Cash Amount on the same terms and conditions as the other shareholders of LAVA as described in the Purchase Agreement.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Stephen Hurly	5,000	5,200~~6,200~~
Fred Powell	65,000	67,600~~80,600~~
Kapil Dhingra	30,000	31,200~~37,200~~
Jay T. Backstrom	—	—
Peter A. Kiener	—	—
James J. Noble	—	—
Christy J. Oliger	—	—
Mary E. Wadlinger	—	—
Karen J. Wilson	10,000	10,400~~12,400~~

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined language and deleting the strikethrough language on pages 8 and 9 in the section entitled “Arrangements between LAVA and Buyer and its Executive Officers and Directors— Treatment of Equity Awards in the Transactions” with the following:

“The table below sets forth, for each of LAVA’s executive officers and non-employee directors holding LAVA Options as of October 14, 2025~~March 1, 2024~~, the aggregate number of Shares subject to such In-the-Money Options and the value of cash amounts payable in respect of such In-the-Money Options at the Merger Effective Time, calculated by multiplying the excess, if applicable, of the Cash Amount over the respective per Share exercise prices of the applicable In-the-Money Options by the number of Shares subject to such In-the-Money Options (which amounts will be subject to withholding of taxes), assuming the ~~maximum potential~~ Cash Amount of $1.04~~1.24~~ per Share. No amounts have been included in the table below with respect to the CVRs to be received by LAVA’s executive officers and directors in respect of their In-the-Money Options however, each LAVA executive officer and non-employee director listed below will receive one (1) CVR for each Share subject to an outstanding In-the-Money Option.

Name of Executive Officer or Director	Number of Shares Subject to In-the-Money Options (#)	Cash Consideration for Options ($)
Stephen Hurly	335,100	36,861~~103,881~~
Fred Powell	130,850	13,717~~38,657~~
Kapil Dhingra	33,390	3,673~~10,351~~
Jay T. Backstrom	33,390	3,673~~10,351~~
Peter A. Kiener	33,390	3,673~~10,351~~
James J. Noble	33,390	3,673~~10,351~~
Christy J. Oliger	33,390	3,673~~10,351~~
Mary E. Wadlinger	33,390	3,673~~10,351~~
Karen J. Wilson	33,390	3,673~~10,351~~

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined language on page 24 at the end of the section entitled “Background of the Offer”:

“On August 26, 2025, XOMA and LAVA received comments from the staff of the SEC.

On September 3, 2025, XOMA filed an amendment to the Schedule TO in order to amend and supplement the Offer to Purchase in response to the comments received from the staff of the SEC. Later on September 3, 2025, LAVA filed an amendment to this Schedule 14D-9 in order to amend and supplement this Schedule 14D-9 in response to the comments received from the staff of the SEC. The Schedule TO which was further amended by XOMA on September 9, 2025 to correct certain exhibits that were inadvertently included with the prior amendment as a result of a financial printer error.

On September 19, 2025, in accordance with the Purchase Agreement, LAVA delivered to XOMA a schedule setting forth, in reasonable detail, LAVA’s good faith, estimated calculation of Closing Net Cash as of the Cash Determination Time.

Between September 19, 2025 and September 24, 2025, LAVA made available to XOMA certain work papers, back-up materials and other relevant information related to LAVA’s estimated calculation of Closing Net Cash and LAVA and XOMA negotiated in good faith to agree upon a determination of Closing Net Cash for all purposes under the Purchase Agreement.

On September 24, 2025, in accordance with the Purchase Agreement, XOMA delivered a dispute notice setting forth proposed revisions to LAVA’s calculation of Closing Net Cash, including the nature and amount of various adjustments to the calculation totaling approximately $6,937,000, primarily attributable to certain potential LAVA legacy tax liabilities, in an amount of approximately $6,700,000 plus estimated expenses related to work that would need to be performed to resolve the potential tax liabilities, that Purchaser believed were required to be reflected in the calculation (the “Disputed Items”).

Between September 25, 2025 and September 29, 2025, in accordance with the Purchase Agreement, LAVA and XOMA held various telephonic meetings to attempt to resolve in good faith the Disputed Items and, on September 29, 2025, LAVA and XOMA extended the period for the parties to attempt to resolve the Disputed Items.

On September 29, 2025, the LAVA Board held a meeting, with LAVA management and representatives of Cooley, NautaDutilh and Leerink Partners in attendance. Mr. Hurly provided an update on the process with XOMA, including a detailed discussion of the Disputed Items related to LAVA’s estimated calculation of Closing Net Cash. The LAVA Board discussed the impact of the proposed changes in Closing Net Cash on the cash consideration to be received by shareholders and on LAVA’s dissolution analysis. Cooley and NautaDutilh reviewed the terms of the Purchase Agreement relevant to the Disputed Items and the parties’ related rights and obligations under the Purchase Agreement. After discussion, the LAVA Board approved the cancellation of the EGM scheduled for September 30, 2025 and instructed LAVA management to reconvene the EGM as soon as reasonably possible once the Closing Net Cash matter has been resolved.

Between September 29, 2025 and October 5, 2025, LAVA and XOMA continued to discuss and negotiate in good faith to resolve the Disputed Items. As a result of these discussions and negotiations, on October 5, 2025, representatives of XOMA provided to LAVA and its representatives a draft letter agreement (the “Amendment”) contemplating a new cash amount and new minimum Closing Net Cash condition, with the amounts of each to be determined once the parties aligned on the Disputed Items, as well as a revised form of CVR Agreement providing for an increase in amounts potentially distributable upon resolution of the Disputed Items.

Between October 5, 2025 and October 17, 2025, representatives of LAVA and XOMA exchanged drafts of the Amendment and continued to discuss and negotiate in good faith to resolve the Disputed Items and reach agreement on the new cash amount and the new minimum Closing Net Cash condition.

On October 8, 2025, the Special Committee held a meeting, with LAVA management and representatives of Cooley and Leerink Partners in attendance, to review the key terms of the proposed Amendment, the proposed amended Schedule TO and an amendment to LAVA’s Schedule 14D-9, and the consideration to be received by the LAVA shareholders. Representatives of Leerink Partners, at the request of the Special Committee, reviewed with the Special Committee the proposed changes to the Cash Amount in respect of the Tax Reserve Matter. Leerink Partners noted that in the analysis prepared by LAVA management of a potential liquidation of the LAVA, which LAVA management considered and the Committee agreed to be the only alternative available to the LAVA should the Offer fail to be consummated, the amount distributable to shareholders in a liquidation scenario would be reduced by the same amount per share as the reduction in the Cash Amount in respect of the Tax Reserve Matter and, accordingly, the economic impact to shareholders of the resolution of the Tax Reserve Matter would be similar in the context of the proposed Amendment and a potential liquidation. Leerink Partners was not requested to, and did not, render an opinion with respect to the fairness of the Cash Amount proposed to be paid to holders of Shares pursuant to the Purchase Agreement as modified by the Amendment. Following additional discussion and consideration of the key terms of the Amendment, during which the Special Committee noted that the reduction to the upfront cash amount was approximately equivalent to the increase to the amounts potentially distributable under the proposed revised CVR Agreement, the Special Committee agreed that LAVA management should continue to move forward on this basis, and once final terms are determined, LAVA management should present such terms to the LAVA Board for final approval.

On October 16, 2025, the LAVA Board held a meeting, with LAVA management and representatives of Cooley, NautaDutilh and Leerink Partners in attendance, to review the proposed Amendment, the proposed amended Schedule TO and an amendment to LAVA’s Schedule 14D-9, and the consideration to be received by the LAVA shareholders. At the meeting, LAVA management reviewed with the LAVA Board the proposed resolution of the Disputed Items and the agreed treatment of certain tax matters, and the effect of both on the consideration to be paid to LAVA shareholders. LAVA management presented the final calculation of the Cash Consideration of $1.04 to be paid to LAVA shareholders and the new additional consideration potentially payable to LAVA shareholders under the revised CVR Agreement. LAVA management also discussed the impact of the Amendment on the Dissolution Analysis. LAVA management estimated that, after considering the payment of operating and other costs, collection of interest and other income and estimated transaction expenses and other estimates and assumptions described in the Dissolution Analysis, approximately $25.6 million in cash and cash equivalents would be available at the commencement of the liquidation process. Based on LAVA management’s good faith estimates, these assumptions resulted in an aggregate value of total liquidation distributions of $0.95 per share. This amount was then discounted back to December 31, 2025, resulting in total liquidation distributions of $0.89 per share. The LAVA Board discussed that the Cash Consideration of $1.04 continues to exceed the potential distribution to LAVA shareholders otherwise receivable upon dissolution. Leerink Partners was not requested to, and did not, render an opinion with respect to the fairness of the Cash Amount proposed to be paid to the holders of Shares pursuant to the terms of the Purchase Agreement as modified by the Amendment. Representatives of NautaDutilh reviewed and discussed the Board's fiduciary duties and obligations. Representatives of Cooley discussed the material terms of the Amendment with the members of the LAVA Board. Following additional discussion and consideration of the Amendment, during which the LAVA Board noted that the reduction to the upfront cash amount was approximately equivalent to the increase to the amounts potentially distributable under the proposed revised CVR Agreement, the LAVA Board determined that, following the Amendment, the Offer continues to be, on balance and after having assessed the alternatives available to the Company and considered the interests of the Company’s shareholders and other stakeholders, in the best interests of the Company and its business, and unanimously resolved: (i) to reschedule the EGM to November 7, 2025, with a record date of October 10, 2025; (ii) subject to the terms and conditions set forth in the Purchase Agreement and the Amendment, to support the Offer and the other transactions contemplated by the Purchase Agreement and the Amendment; and (iii) to recommend acceptance of the Offer by LAVA’s shareholders and to recommend that LAVA’s shareholders vote in favor of approval and adoption of the matters proposed for adoption at the rescheduled EGM.

Representatives of LAVA, at the direction of the LAVA Board, and representatives of XOMA agreed on the terms of the Amendment. The terms of the Amendment provide for (i) a Cash Amount of $1.04 per Share, (ii) conforming changes to the provisions of the Agreement governing the delivery of the Closing Cash Schedule (as defined in the Agreement) and related determination of the Cash Amount, (iii) a revised Closing Net Cash of $24,500,000, (iv) the inclusion of a new offer condition related to the waiver of the Company’s buy-up option pursuant to the Pfizer Collaboration, and (v) the amendment and restatement of the CVR Agreement attached as Exhibit C to the Agreement to increase the amounts potentially distributable to LAVA shareholders upon resolution of the Disputed Items.

On October 17, 2025, LAVA and XOMA executed and delivered the Amendment, LAVA issued a press release announcing the execution of the Amendment, Buyer filed its amended Schedule TO, including the Offer to Purchase, and LAVA filed an amendment to this Schedule 14D-9.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined language on page 29 at the end of the section entitled “LAVA Management Dissolution Analysis—Dissolution Analysis”:

“Tax Reserve Matter

As further described in “Background of the Offer,” subsequent to the preparation of the Dissolution Analysis and in connection with the negotiation of LAVA’s estimated Closing Net Cash schedule, LAVA management determined that approximately $6.3 million of LAVA’s cash balance should be set aside, primarily to cover certain potential LAVA legacy tax liabilities and related expenses (the “Tax Reserve Matter”).

After adjusting for the Tax Reserve Matter, LAVA management estimates that, after considering the payment of operating and other costs, collection of interest and other income and estimated transaction expenses and other estimates and assumptions described in the Dissolution Analysis, approximately $25.6 million in cash and cash equivalents would be available at the commencement of the liquidation process. Based on LAVA management’s good faith estimates, these assumptions resulted in an aggregate value of total liquidation distributions of $0.95 per share, based on 26,925,525 shares outstanding (comprised of 26,305,295 shares outstanding plus 620,230 shares associated with in-the-money options under LAVA’s equity incentive plans, and calculated using the treasury stock method). This amount was then discounted back to December 31, 2025, resulting in total liquidation distributions of $0.89 per share.

The updated LAVA cash balance estimate and estimated liquidation distributions were presented to the LAVA Board at the meeting on October 16, 2025. In calculating the updated LAVA cash balance estimate and estimated liquidation distributions, LAVA management relied on the Dissolution Analysis as presented to the LAVA Board on August 3, 2025 and did not change any underlying estimates or assumptions other than as directly related to the Tax Reserve Matter.

The updated LAVA cash balance estimate and estimated liquidation distributions were provided to Leerink Partners in connection with the rendering of advice to the LAVA Board.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined language as the second paragraph on page 30 of the section entitled “Opinion of Leerink Partners LLC”:

“Leerink Partners was not requested to, and did not, render an opinion with respect to the fairness of the Cash Amount proposed to be paid to the holders of the Shares pursuant to the terms of the Purchase Agreement as modified by the Amendment. The opinion previously rendered by Leerink Partners on August 3, 2025, with respect to the fairness of the Cash Amount proposed to be paid to the holders of Shares pursuant to the terms of the Offer relates solely to the Cash Amount proposed to be paid in accordance with the Purchase Agreement dated as of August 3, 2025, and does not constitute an opinion as to the fairness of the Cash Amount as modified by the Amendment.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(1)(A)	Amended and Restated Offer to Purchase, dated October 17, 2025 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO).

(a)(5)(C)	Joint Press Release issued by Buyer and the Company on October 17, 2025 (incorporated herein by reference to Exhibit (a)(5)(C) of the Schedule TO).

(e)(1.1)	Amendment to Purchase Agreement by and between Buyer and the Company, dated October 17, 2025 (incorporated herein by reference to Exhibit (d)(2) of the Schedule TO).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit (d)(4) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 17, 2025

LAVA Therapeutics N.V.

By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and President